FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
                    ----------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F 111
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Unaudited Financial Statements as of September 30, 2004 prepared according to the Czech accounting standards:

------------------------------------------------------------------------------------------------------------------------------------
                                                            BALANCE SHEET
                                                         September 30, 2004
                                                        (in thousands of CZK)
------------------------------------------------------------------------------------------------------------------------------------
     ident.                  ASSETS                                                 current year                       prior year
                                                                     -----------------------------------------      ---------------
                                                                       gross         adjustments          net              net
------------------------------------------------------------------------------------------------------------------------------------
                   TOTAL ASSETS                                      336 106 625      112 604 934      223 501 691      217 920 470
------------------------------------------------------------------------------------------------------------------------------------
  A.               Stock subscribtions receivable
------------------------------------------------------------------------------------------------------------------------------------
  B.               Fixed assets                                      296 878 061      112 193 637      184 684 424      195 719 837
------------------------------------------------------------------------------------------------------------------------------------
  B. I.            Intangible assets                                   2 820 146        1 724 398        1 095 748        1 117 827
                 -------------------------------------------------------------------------------------------------------------------
  B. I.      1.    Expenses of foundation and organization
                 -------------------------------------------------------------------------------------------------------------------
             2.    Research and development
                 -------------------------------------------------------------------------------------------------------------------
             3.    Software                                            2 240 385        1 700 115          540 270          539 082
                 -------------------------------------------------------------------------------------------------------------------
             4.    Patents, rights and royalties                         224 469           24 283          200 186          205 613
                 -------------------------------------------------------------------------------------------------------------------
             5.    Goodwill
                 -------------------------------------------------------------------------------------------------------------------
             6.    Other intangibles
                 -------------------------------------------------------------------------------------------------------------------
             7.    Intangibles in progress                               345 627                           345 627          373 132
                 -------------------------------------------------------------------------------------------------------------------
             8.    Advances for intangibles                                9 665                             9 665
------------------------------------------------------------------------------------------------------------------------------------
  B.   II.         Tangible assets                                   249 796 811      108 685 369      141 111 442      147 632 436
                 -------------------------------------------------------------------------------------------------------------------
  B.   II.   1.    Land                                                  689 918                           689 918          691 666
                 -------------------------------------------------------------------------------------------------------------------
             2.    Buildings, halls and constructions                 71 537 901       28 253 644       43 284 257       44 430 807
                 -------------------------------------------------------------------------------------------------------------------
             3.    Separate movable items and groups of              170 180 018       80 431 725       89 748 293       96 249 260
                   movable items
                 -------------------------------------------------------------------------------------------------------------------
             4.    Permanent growth
                 -------------------------------------------------------------------------------------------------------------------
             5.    Livestock
                 -------------------------------------------------------------------------------------------------------------------
             6.    Other tangible assets                                  15 462                            15 462           13 952
                 -------------------------------------------------------------------------------------------------------------------
             7.    Tangibles in progress                               4 899 798                         4 899 798        4 431 343
                 -------------------------------------------------------------------------------------------------------------------
             8.    Advances for tangibles                              2 473 714                         2 473 714        1 815 408
                 -------------------------------------------------------------------------------------------------------------------
             9.    Adjustment to acquired property
------------------------------------------------------------------------------------------------------------------------------------
  B.   III.        Financial investment                               44 261 104        1 783 870       42 477 234       46 969 574
                 -------------------------------------------------------------------------------------------------------------------
  B.   III.  1.    Majority shareholdings and participating           39 643 853        1 713 885       37 929 968       36 931 593
                   interests (shareholdings > 50%)
                 -------------------------------------------------------------------------------------------------------------------
             2.    Substantial shareholdings and                       4 452 267           57 085        4 395 182        9 647 961
                   participating interests (shareholdings of
                   20% - 50%)
                 -------------------------------------------------------------------------------------------------------------------
             3.    Other securities and deposits                          20 000                            20 000          178 139
                 -------------------------------------------------------------------------------------------------------------------
             4.    Intergroup loans
                 -------------------------------------------------------------------------------------------------------------------
             5.    Other financial investments                            57 510           12 900           44 610           59 150
                 -------------------------------------------------------------------------------------------------------------------
             6.    Financial investment in progress                       62 428                            62 428          152 731
                 -------------------------------------------------------------------------------------------------------------------
             7.    Advances for financial investment                      25 046                            25 046
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
     ident.                  ASSETS                                                 current year                       prior year
                                                                     --------------------------------------------   ----------------
                                                                        gross         adjustments          net              net
------------------------------------------------------------------------------------------------------------------------------------
  C.               Current assets                                     39 022 499          411 297       38 611 202       21 857 267
------------------------------------------------------------------------------------------------------------------------------------
  C.    I.         Inventory                                          12 665 796              270       12 665 526       14 355 994
                 -------------------------------------------------------------------------------------------------------------------
  C.    I.   1.    Materials                                          12 626 681              270       12 626 411       14 339 497
                 -------------------------------------------------------------------------------------------------------------------
             2.    Work in progress and semi-finished                        845                               845
                   production
                 -------------------------------------------------------------------------------------------------------------------
             3.    Finished products
                 -------------------------------------------------------------------------------------------------------------------
             4.    Livestock
                 -------------------------------------------------------------------------------------------------------------------
             5.    Goods
                 -------------------------------------------------------------------------------------------------------------------
             6.    Advances for inventory                                 38 270                            38 270           16 497
------------------------------------------------------------------------------------------------------------------------------------
  C.   II.         Long-term receivables                               5 745 710                         5 745 710           81 843
                 -------------------------------------------------------------------------------------------------------------------
  C.   II.   1.    Trade receivables                                   5 678 265                         5 678 265            6 861
                 -------------------------------------------------------------------------------------------------------------------
             2.    Receivables from subsidiaries
                 -------------------------------------------------------------------------------------------------------------------
             3.    Receivables from associates
                 -------------------------------------------------------------------------------------------------------------------
             4.    Receivables from partners and associations
                 -------------------------------------------------------------------------------------------------------------------
             5.    Long-term adavances                                    13 577                            13 577           13 542
                 -------------------------------------------------------------------------------------------------------------------
             6.    Contingencies
                 -------------------------------------------------------------------------------------------------------------------
             7.    Other receivables                                      53 868                            53 868           61 440
                 -------------------------------------------------------------------------------------------------------------------
             8.    Deferred tax assets
------------------------------------------------------------------------------------------------------------------------------------
  C.    II         Short-term receivables                              6 342 903          411 027        5 931 876        4 530 623
                 -------------------------------------------------------------------------------------------------------------------
  C.    II   1.    Trade receivables                                   4 313 920          336 390        3 977 530        3 791 290
                 -------------------------------------------------------------------------------------------------------------------
             2.    Receivables from subsidiaries
                 -------------------------------------------------------------------------------------------------------------------
             3.    Receivables from associates                             1 430            1 430
                 -------------------------------------------------------------------------------------------------------------------
             4.    Receivables from partners and associations
                 -------------------------------------------------------------------------------------------------------------------
             5.    Receivables from social security
                 -------------------------------------------------------------------------------------------------------------------
             6.    Receivables from taxes                              1 082 780                         1 082 780           48 790
                 -------------------------------------------------------------------------------------------------------------------
             7.    Short-term adavances                                  423 465                           423 465          183 524
                 -------------------------------------------------------------------------------------------------------------------
             8.    Contingencies                                         105 129                           105 129           22 451
                 -------------------------------------------------------------------------------------------------------------------
             9.    Other receivables                                     416 179           73 207          342 972          484 568
------------------------------------------------------------------------------------------------------------------------------------
  C.    I          Financial accounts                                 14 268 090                        14 268 090        2 888 807
                 -------------------------------------------------------------------------------------------------------------------
  C.    I    1.    Cash                                                    3 438                             3 438            3 150
                 -------------------------------------------------------------------------------------------------------------------
             2.    Bank accounts                                       8 828 045                         8 828 045        2 139 202
                 -------------------------------------------------------------------------------------------------------------------
             3.    Short-term financial assets                         5 436 607                         5 436 607          746 455
                 -------------------------------------------------------------------------------------------------------------------
             4.    Short-term financial assets in progress
------------------------------------------------------------------------------------------------------------------------------------
  D.    I.         Temporary accounts of assets                          206 065                           206 065          343 366
                 -------------------------------------------------------------------------------------------------------------------
  D.    I.   1.    Prepaid expenses                                      206 065                           206 065          342 616
                 -------------------------------------------------------------------------------------------------------------------
             2.    Complex prepaid expenses
                 -------------------------------------------------------------------------------------------------------------------
             3.    Unbilled revenues                                                                                            750
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
     ident.        SHAREHOLDERS' EQUITY AND LIABILITIES                                   current year             prior year
--------------------------------------------------------------------------------------------------------------------------------
                   total shareholders' equity and liabilities                              223 501 691              217 920 470
                 ---------------------------------------------------------------------------------------------------------------
  A.               Shareholders' equity                                                    145 215 892              139 014 969
                 ---------------------------------------------------------------------------------------------------------------
  A.    I.         Stated capital                                                           59 219 025               59 151 668
                 ---------------------------------------------------------------------------------------------------------------
  A.    I.   1.    Stated capital                                                           59 221 084               59 221 084
                 ---------------------------------------------------------------------------------------------------------------
             2.    Own shares                                                                   -2 059                  -69 416
                 ---------------------------------------------------------------------------------------------------------------
             3.    Changes in stated capital
--------------------------------------------------------------------------------------------------------------------------------
  A.   II.         Capital funds                                                             1 445 512                  430 981
                 ---------------------------------------------------------------------------------------------------------------
  A.   II.   1.    Share premium
                 ---------------------------------------------------------------------------------------------------------------
             2.    Other capital funds                                                       1 658 941                1 659 057
                 ---------------------------------------------------------------------------------------------------------------
             3.    Revaluation of assets and liabilities                                      -213 429               -1 228 076
                 ---------------------------------------------------------------------------------------------------------------
             4.    Revaluation from transformations
--------------------------------------------------------------------------------------------------------------------------------
  A.   III.        Rezervni fondy a ostatni fondy ze zisku                                   9 902 752                9 265 086
                 ---------------------------------------------------------------------------------------------------------------
  A.   III.  1.    Legal reserve fund                                                        9 680 496                9 096 890
                 ---------------------------------------------------------------------------------------------------------------
             2.    Statutory and other funds                                                   222 256                  168 196
--------------------------------------------------------------------------------------------------------------------------------
  A.   IV.         Retained earnings                                                        64 700 041               56 236 206
                 ---------------------------------------------------------------------------------------------------------------
  A.   IV.   1.    Retained earnings of previous years                                      64 700 041               56 236 206
                 ---------------------------------------------------------------------------------------------------------------
             2.    Retained losses of previous years
--------------------------------------------------------------------------------------------------------------------------------
  A.    V.         Profit/loss of current accounting period                                  9 948 562               13 931 028
--------------------------------------------------------------------------------------------------------------------------------
  B.               Liabilities                                                              77 378 669               78 224 940
--------------------------------------------------------------------------------------------------------------------------------
  B.    I.         Reserves                                                                 19 742 198               18 183 201
                 ---------------------------------------------------------------------------------------------------------------
  B.    I.   1.    Reserves in accordance with special laws                                  8 658 685                7 985 464
                 ---------------------------------------------------------------------------------------------------------------
             2.    Reserves for pensions and similar liabilities
                 ---------------------------------------------------------------------------------------------------------------
             3.    Reserve for income tax
                 ---------------------------------------------------------------------------------------------------------------
             4.    Other reserves                                                           11 083 513               10 197 737
--------------------------------------------------------------------------------------------------------------------------------
  B.   II.         Long-term liabilities                                                    41 241 684               25 016 789
                 ---------------------------------------------------------------------------------------------------------------
  B.   II.   1.    Trade payables
                 ---------------------------------------------------------------------------------------------------------------
             2.    Payables to subsidiaries                                                 23 595 662               11 047 412
                 ---------------------------------------------------------------------------------------------------------------
             3.    Payables to associates
                 ---------------------------------------------------------------------------------------------------------------
             4.    Payables to partners and associations
                 ---------------------------------------------------------------------------------------------------------------
             5.    Long-term deposits received
                 ---------------------------------------------------------------------------------------------------------------
             6.    Bonds payable                                                             8 742 381                8 563 117
                 ---------------------------------------------------------------------------------------------------------------
             7.    Long-term notes payable
                 ---------------------------------------------------------------------------------------------------------------
             8.    Contingencies
                 ---------------------------------------------------------------------------------------------------------------
             9.    Other payables
                 ---------------------------------------------------------------------------------------------------------------
             10.   Deferred tax liabilities                                                  8 903 641                5 406 260
--------------------------------------------------------------------------------------------------------------------------------
  B.   III.        Short-term liabilities                                                    6 551 982               21 427 973
                 ---------------------------------------------------------------------------------------------------------------
  B.   III.  1.    Trade payables                                                            2 271 789               11 378 616
                 ---------------------------------------------------------------------------------------------------------------
             2.    Payables to subsidiaries
                 ---------------------------------------------------------------------------------------------------------------
             3.    Payables to associates
                 ---------------------------------------------------------------------------------------------------------------
             4.    Payables to partners and associations                                        38 718                   22 705
                 ---------------------------------------------------------------------------------------------------------------
             5.    Payables to employees                                                       137 488                  166 218
                 ---------------------------------------------------------------------------------------------------------------
             6.    Social security payables                                                     94 575                  107 491
                 ---------------------------------------------------------------------------------------------------------------
             7.    Taxes payable and subsidies                                                 537 378                3 287 029
                 ---------------------------------------------------------------------------------------------------------------
             8.    Short-term deposits received                                                186 182                  125 464
                 ---------------------------------------------------------------------------------------------------------------
             9.    Bonds payable                                                                                      3 000 000
                 ---------------------------------------------------------------------------------------------------------------
            10.    Contingencies                                                               319 079                  233 217
                   -------------------------------------------------------------------------------------------------------------
            11.    Other payables                                                            2 966 773                3 107 233
--------------------------------------------------------------------------------------------------------------------------------
  B.   IV.         Bank loans and short-term notes                                           9 842 805               13 596 977
                 ---------------------------------------------------------------------------------------------------------------
  B.   IV.   1.    Long-term bank loans                                                      7 762 684                9 609 594
                 ---------------------------------------------------------------------------------------------------------------
             2.    Short-term bank loans                                                     2 080 121                3 987 383
                 ---------------------------------------------------------------------------------------------------------------
             3.    Short-term notes
--------------------------------------------------------------------------------------------------------------------------------
  C.    I.         Temporary accounts of liabilities                                           907 130                  680 561
                 ---------------------------------------------------------------------------------------------------------------
  C.    I.   1.    Accruals                                                                    875 026                  660 567
                 ---------------------------------------------------------------------------------------------------------------
             2.    Deferred income                                                              32 104                   19 994
--------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                PROFIT AND LOSS STATEMENT
                                                   September 30, 2004
                                                  (in thousands of CZK)
------------------------------------------------------------------------------------------------------------------------
  ident.                          text                                            current period     prior year period
------------------------------------------------------------------------------------------------------------------------

I.            Revenues from goods sold
            ------------------------------------------------------------------------------------------------------------
     A.       Costs of goods sold
------------------------------------------------------------------------------------------------------------------------
   +          Sales margin
------------------------------------------------------------------------------------------------------------------------
II.           Production                                                            45 758 772               39 386 295
            ------------------------------------------------------------------------------------------------------------
II.     1.    Revenues from finished products and services                          45 699 713               39 297 520
            ------------------------------------------------------------------------------------------------------------
        2.    Changes in inventory of own production                                       845                    1 893
            ------------------------------------------------------------------------------------------------------------
        3.    Capitalization (of own work)                                              58 214                   86 882
------------------------------------------------------------------------------------------------------------------------
     B.       Consumption from production                                           22 120 727               18 892 372
            ------------------------------------------------------------------------------------------------------------
     B. 1.    Consumption of material and energy                                    16 764 154               14 444 305
            ------------------------------------------------------------------------------------------------------------
        2.    Services                                                               5 356 573                4 448 067
------------------------------------------------------------------------------------------------------------------------
   +          Value added                                                           23 638 045               20 493 923
------------------------------------------------------------------------------------------------------------------------
     C.       Personnel expenses                                                     2 764 572                2 713 434
            ------------------------------------------------------------------------------------------------------------
     C. 1.    Wages and salaries                                                     1 938 764                1 859 922
            ------------------------------------------------------------------------------------------------------------
        2.    Bonuses to board members                                                   7 108                    7 295
            ------------------------------------------------------------------------------------------------------------
        3.    Social insurance                                                         677 061                  681 179
            ------------------------------------------------------------------------------------------------------------
        4.    Other social expenses                                                    141 639                  165 038
------------------------------------------------------------------------------------------------------------------------
     D.       Taxes and fees                                                         1 162 534                1 217 842
------------------------------------------------------------------------------------------------------------------------
     E.       Amortization of intangibles and depreciation of                        9 286 437                9 067 896
              tangibles
------------------------------------------------------------------------------------------------------------------------
III.          Revenues from intangibles, tangibles and material sold                   136 029                  531 548
            ------------------------------------------------------------------------------------------------------------
III.    1.    Revenues from intangibles and tangibles sold                             111 173                  496 498
            ------------------------------------------------------------------------------------------------------------
        2.    Revenues from material sold                                               24 856                   35 050
------------------------------------------------------------------------------------------------------------------------
     F.       Net book value of  intangibles, tangibles and material                   114 123                  188 933
              sold
            ------------------------------------------------------------------------------------------------------------
     F. 1.    Net book value of  intangibles and tangibles sold                         94 517                  178 537
            ------------------------------------------------------------------------------------------------------------
        2.    Book value of material sold                                               19 606                   10 396
------------------------------------------------------------------------------------------------------------------------
     G.       Changes in operational reserves and adjustments                        1 641 046                1 322 934
------------------------------------------------------------------------------------------------------------------------
IV.           Other operational revenues                                               156 675                  335 331
------------------------------------------------------------------------------------------------------------------------
     H.       Other operational expenses                                               601 562                  523 775
------------------------------------------------------------------------------------------------------------------------
V.            Transfer of operational revenues
------------------------------------------------------------------------------------------------------------------------
     I.       Transfer of operational expenses
------------------------------------------------------------------------------------------------------------------------
   *          Net operating results                                                  8 360 475                6 325 988
------------------------------------------------------------------------------------------------------------------------
VI.           Revenues from sale of securities and deposits                         12 300 985               20 486 083
            ------------------------------------------------------------------------------------------------------------
     J.       Sold securities and deposits                                           6 236 550                7 972 640
            ------------------------------------------------------------------------------------------------------------
VII.          Revenues from financial investments                                    1 678 933                  720 019
            ------------------------------------------------------------------------------------------------------------
VII.    1.    Revenues from subsidiaries and associates                              1 678 922                  720 019
            ------------------------------------------------------------------------------------------------------------
        2.    Revenues from other securities and deposits
            ------------------------------------------------------------------------------------------------------------
        3.    Revenues from other financial investments                                     11
            ------------------------------------------------------------------------------------------------------------
VIII.         Revenues from short-term financial assets
------------------------------------------------------------------------------------------------------------------------
     K.       Costs of financial assets
------------------------------------------------------------------------------------------------------------------------
IX.           Revenues from revaluation of securities and derivatives                1 653 231                  177 519
------------------------------------------------------------------------------------------------------------------------
     L.       Costs of revaluation of securities and derivatives                     2 034 070                  802 657
------------------------------------------------------------------------------------------------------------------------
     M.       Changes in financial reserves and adjustments                           -526 998
------------------------------------------------------------------------------------------------------------------------
X.            Interest revenues                                                        114 145                  208 784
------------------------------------------------------------------------------------------------------------------------
     N.       Interest expenses                                                      1 641 883                1 872 915
------------------------------------------------------------------------------------------------------------------------
XI.           Other financial revenues                                                 121 863                1 296 344
------------------------------------------------------------------------------------------------------------------------
     O.       Other financial expenses                                                 133 771                   82 642
------------------------------------------------------------------------------------------------------------------------
XII.          Transfer of financial revenues
------------------------------------------------------------------------------------------------------------------------
     P.       Transfer of financial expenses
------------------------------------------------------------------------------------------------------------------------
   *          Net results from financial activities                                  6 349 881               12 157 895
------------------------------------------------------------------------------------------------------------------------
     Q.       Income taxes on normal activity                                        3 797 552                4 847 136
            ------------------------------------------------------------------------------------------------------------
     Q. 1.     - Due                                                                   155 224                   11 320
            ------------------------------------------------------------------------------------------------------------
        2.     - Deferred                                                            3 642 328                4 835 816
------------------------------------------------------------------------------------------------------------------------
  **          Net results after taxes from normal activity                          10 912 804               13 636 747
------------------------------------------------------------------------------------------------------------------------
XIII.         Extraordinary revenues                                                   282 358                  172 843
------------------------------------------------------------------------------------------------------------------------
     R.       Extraordinary expenses                                                 1 391 547                  130 288
------------------------------------------------------------------------------------------------------------------------
     S.       Income tax on extraordinary activity                                    -144 947
            ------------------------------------------------------------------------------------------------------------
     S. 1.     - Due
            ------------------------------------------------------------------------------------------------------------
        2.     - Deferred                                                             -144 947
------------------------------------------------------------------------------------------------------------------------
   *          Net results from extraordinary activity                                 -964 242                   42 555
------------------------------------------------------------------------------------------------------------------------
  ***         Net profit (loss) for the accounting period                            9 948 562               13 679 302
------------------------------------------------------------------------------------------------------------------------
 ****         Profit (loss) before income taxes                                     13 601 167               18 526 438
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                   Cash flow statement
                                     for nine-months period ended September 30, 2004
                                                  (in thousands of CZK)
------------------------------------------------------------------------------------------------------------
  ident.     text                                                     current period       prior year period
------------------------------------------------------------------------------------------------------------
P.           Cash and cash equivalents at beginning of period               2 888 807              3 828 786
------------------------------------------------------------------------------------------------------------
             Operating activities
             --------------------
Z.           Pre-tax profit from normal activity                           14 710 356             18 483 883
------------------------------------------------------------------------------------------------------------
A.1.         Adjustments by non-cash transactions                           4 547 354             -1 358 927
------------------------------------------------------------------------------------------------------------
A.1.1.       Depreciation, amortization and writing-off                     9 307 815              9 075 261
-------------------------------------------------------------------------------------------------------------
A.1.1.1.     Depreciation and amortization of fixed assets                  9 301 127              9 069 546
-------------------------------------------------------------------------------------------------------------
A.1.1.2.     Receivables writing-off                                            6 688                  5 715
-------------------------------------------------------------------------------------------------------------
A.1.2.       Change in adjustments, reserves and accruals                   1 262 695              1 453 105
-------------------------------------------------------------------------------------------------------------
A.1.2.1.     Change in adjustments                                           -444 949                244 332
-------------------------------------------------------------------------------------------------------------
A.1.2.2.     Change in reserves                                             1 558 997              1 077 907
-------------------------------------------------------------------------------------------------------------
A.1.2.3.     Change in accruals                                               148 647                130 866
-------------------------------------------------------------------------------------------------------------
A.1.3.       Gain/Loss on fixed assets retirements and own shares          -6 081 091            -12 831 405
-------------------------------------------------------------------------------------------------------------
A.1.4.       Interest expenses and revenues                                 1 527 738              1 664 131
-------------------------------------------------------------------------------------------------------------
A.1.4.1.     Interest expenses                                              1 641 883              1 872 915
-------------------------------------------------------------------------------------------------------------
A.1.4.2.     Interest revenues                                               -114 145               -208 784
-------------------------------------------------------------------------------------------------------------
A.1.5.       Other non-cash transactions                                      209 119
-------------------------------------------------------------------------------------------------------------
A.1.6.       Revenues from dividends                                       -1 678 922               -720 019
-------------------------------------------------------------------------------------------------------------
A.*          Net cash provided by operating activities before taxes,       19 257 710             17 124 956
             changes in working capital and extraordinary items
-------------------------------------------------------------------------------------------------------------
A.2.         Change in working capital                                      1 618 768              1 855 180
-------------------------------------------------------------------------------------------------------------
A.2.1.       Change in receivables from operational activities              1 085 964              1 864 145
-------------------------------------------------------------------------------------------------------------
A.2.2.       Change in short-term payables from operational activities     -1 157 664               -979 939
-------------------------------------------------------------------------------------------------------------
A.2.3.       Change in inventory                                            1 690 468                970 974
-------------------------------------------------------------------------------------------------------------
A.**         Net cash provided by operating activities before taxes        20 876 478             18 980 136
             and extraordinary items
-------------------------------------------------------------------------------------------------------------
A.3.         Interest paid, excl. capitalized interest                     -1 345 691             -1 879 512
-------------------------------------------------------------------------------------------------------------
A.4.         Interest received                                                114 895                210 938
-------------------------------------------------------------------------------------------------------------
A.5.         Income taxes paid                                             -4 218 740                941 382
-------------------------------------------------------------------------------------------------------------
A.6.         Revenues and expenses related to extraordinary items             -13 417                150 947
-------------------------------------------------------------------------------------------------------------
A.7.         Proceeds from dividends                                        1 678 922                720 019
-------------------------------------------------------------------------------------------------------------
A.***        Net cash provided by operating activities                     17 092 447             19 123 910
-------------------------------------------------------------------------------------------------------------
             Investing activities
             --------------------
B.1.         Fixed assets acquisition                                     -11 514 160            -34 938 364
-------------------------------------------------------------------------------------------------------------
B.1.1.       Additions to tangible fixed assets                            -2 592 326             -2 486 299
-------------------------------------------------------------------------------------------------------------
B.1.2.       Additions to intangible fixed assets                            -236 109               -109 947
-------------------------------------------------------------------------------------------------------------
B.1.3.       Change in financial investment                                  -764 762            -43 042 213
-------------------------------------------------------------------------------------------------------------
B.1.4.       Change in payables from investing activity                    -7 920 963             10 700 095
-------------------------------------------------------------------------------------------------------------
B.2.         Proceeds from sales of fixed assets                            5 028 728             20 891 564
-------------------------------------------------------------------------------------------------------------
B.2.1.       Proceeds from sales of tangible fixed assets                     111 173                496 498
-------------------------------------------------------------------------------------------------------------
B.2.2.       Proceeds from sales of intangible fixed assets
-------------------------------------------------------------------------------------------------------------
B.2.3.       Proceeds from sales of financial investment                   11 993 542             20 393 047
-------------------------------------------------------------------------------------------------------------
B.2.4.       Change in receivables from sales of fixed assets              -7 075 987                  2 019
-------------------------------------------------------------------------------------------------------------
B.***        Total cash used in investing activities                       -6 485 432            -14 046 800
-------------------------------------------------------------------------------------------------------------
             Financing activities
             --------------------
C.1.         Change in long-term liabilities and short-term loans           5 716 701             -3 357 365
-------------------------------------------------------------------------------------------------------------
C.1.1.       Change in long-term bank loans                                -1 865 761             -2 530 415
-------------------------------------------------------------------------------------------------------------
C.1.2.       Change in short-term bank loans and notes                     -1 907 262               -374 414
-------------------------------------------------------------------------------------------------------------
C.1.3.       Change in long-term bonds payable                             -3 000 000
-------------------------------------------------------------------------------------------------------------
C.1.4.       Change in other long-term liabilities                         12 489 724               -452 536
-------------------------------------------------------------------------------------------------------------
C.2.         Impact of changes in equity by cash                           -4 944 433             -2 652 269
-------------------------------------------------------------------------------------------------------------
C.2.1.       Monetary donations and subsidies to equity
-------------------------------------------------------------------------------------------------------------
C.2.2.       Direct payments debited to funds                                 -75 940                -93 013
-------------------------------------------------------------------------------------------------------------
C.2.3.       Paid-out dividends and profit shares                          -4 733 718             -2 652 291
-------------------------------------------------------------------------------------------------------------
C.2.4.       Purchase/sale of treasury shares                                -134 775                 93 035
-------------------------------------------------------------------------------------------------------------
C.***        Net cash from financing activities                               772 268             -6 009 634
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
F.           Net increase/decrease in cash                                 11 379 283               -932 524
-------------------------------------------------------------------------------------------------------------

R.           Cash and cash equivalents at end of period                    14 268 090              2 896 262
-------------------------------------------------------------------------------------------------------------

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                           CEZ, a. s.

                                                   -----------------------------
                                                          (Registrant)

Date:  November 1, 2004

                                                    /s/ Libuse Latalova
                                                By:
                                                   ----------------------------
                                                        Libuse Latalova
                                                Head of Finance Administration